Exhibit 21.1

Subsidiaries of the Registrant

Name of Subsidiary	State/Country of Organization

Cyxtera Australia Pty. Ltd.	Australia

Cyxtera Brasil Colocation e Data Center Ltda.	Brazil

Cyxtera Canada, LLC	Delaware

Cyxtera Communications, LLC	Missouri

Cyxtera Communications Canada, Inc.	Canada

Cyxtera Data Centers, Inc.	Delaware

Cyxtera DC Holdings, Inc.	Delaware

Cyxtera DC Parent Holdings, Inc.	Delaware

Cyxtera Federal Group, Inc.	Delaware

Cyxtera Germany GMBH	Germany

Cyxtera Hong Kong Limited	Hong Kong

Cyxtera Japan, Ltd.	Japan

Cyxtera Management, Inc.	Delaware

Cyxtera Netherlands B.V.	Netherlands

Cyxtera Singapore Pte. Ltd.	Singapore

Cyxtera Technologies, LLC	Delaware

Cyxtera Technology UK Ltd.	United Kingdom

Mundo Merger Sub 2, LLC	Delaware